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            As filed with the Securities and Exchange Commission on June 3, 1999


                                                      Registration No. 333-64395


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                               Amendment No. 6 to
                                    FORM SB-2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        PLANET ENTERTAINMENT CORPORATION
             (Exact name of Registrant as specified in its charter)

                  Florida                                    33-0471728
         (State of Incorporation or                       (I.R.S. Employer
      Organization or other jurisdiction)                Identification No.)

                            John S. Arnone, President
                                 222 Highway 35
                                  P.O. Box 4085
                          Middletown, New Jersey 07748
    (Address of Registrant's principal executive office, including zip code)

                                 (732) 530-8819
                         (Registrant's telephone number)

                                   Copies To:
                            LAWRENCE G. NUSBAUM, ESQ.
                             GUSRAE, KAPLAN & BRUNO
                                 120 WALL STREET
                            NEW YORK, NEW YORK 10005

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

===================================================================================================

                         CALCULATION OF REGISTRATION FEE


===================================================================================================
Title of each Class                  Proposed Maximum         Proposed Maximum
of securities to be Amount to be     Offered Price Per        Aggregate Offering
Registered (1)      Registered       Unit                     Price             Registration Fee (2)
===================================================================================================

Common Stock,
$.001 par value     2,750,000        $4.25                    $11,687,500        $4,124.73
===================================================================================================


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THERAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


(1) The Shares are offered at prices not presently determinable. The offering price is estimated pursuant to the provisions of Rule 457 solely for the purpose of calculating the registration fee based on the average bid and ask price for the Company's Common Stock on June 1, 1999, which was $4.25 per share.

(2) Previously paid.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                               DATED June 3, 1999

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation and the Bylaws provide that the Company shall indemnify and hold harmless each officer and director of the Company (and each officer and director of another entity serving at the request of the Company) who is a party to, or is threatened to be made a party to, any threatened, pending or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative, against expenses (including attorney's fees), judgment, fines, and amounts paid in settlement, actually and reasonably incurred in connection with such action, suit or proceeding. They further provide that the Company shall indemnify each such officer and director in any derivative action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company or its shareholders; except that no indemnification shall be made with respect to any such derivative action, suit or proceeding as to which he shall have been adjudged to be liable for gross negligence or misconduct in the performance of his duties to the Company (unless and only to the extent that the court in which such action or suit was brought shall determine, upon application, that, despite the adjudication or liability, but in view of all of the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper).

         The Articles of Incorporation and the Bylaws also provide that costs in defending any action, suit or proceeding referred to above may be paid by the Company in advance of the final disposition thereof under certain circumstances.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Common Stock being registered, all of which are being borne by the Company:

     Registration fee                          4,124.73
     Transfer agent and registrar fees         1,000.00
     Printing and engraving                      500.00
     Legal fees                               85,000.00
     Blue Sky fees and expenses                    -0-
     Accounting fees                          28,500.00
     Miscellaneous                                75.27
                                         --------------
              Total:                     $   119,200.00
                                         ==============


RECENT SALES OF UNREGISTERED SECURITIES

         In May 1996, the Company issued 75,000 shares of Common Stock to its founding shareholders, Messrs. Arnone, Giakas and Venneri, and in June 1996, issued 3,060,000 shares of Common Stock to Messrs. Arnone, Giakas and Venneri, in exchange for all the issued and outstanding capital stock of

Maestro Holding Corporation valued at $50,860.

         In October 1996, the Company issued 5,065,000 shares of its Common Stock to Messrs. Arnone, Giakas and Venneri, and others in consideration for services rendered in the approximate amount of $5,065, and also in October 1996, the Company also issued 101,000 shares of its Common Stock to the shareholders of Ampro International Golf Co. ("Ampro") valued at $101, par value, to effect the recapitalization of the Company following its acquisition by Ampro.

         In November 1996, the Company issued 25,000 shares of its Common Stock at $.001 par value, in exchange for all the issued and outstanding capital stock of Higher Ground Records, Inc., and in November 1996, also issued 1,500,000 shares to J. Jake and Music Marketeers in exchange for certain rights associated with 10,000 master recordings purchased by the Company, valued at $5,250,000. In March 1997, the Company issued 100,000 shares of its Common Stock to the shareholders Al Alberts, an unrelated company, in exchange for all the issued and outstanding capital stock of Al Alberts valued at $214,000, and also in 1997 issued 367,911 shares of Common Stock to unrelated third parties in consideration for services rendered in the amount of approximately $239,967. In February 1998, the Company issued 554,089 shares of Common Stock to unrelated parties who had performed on various contractual obligations in payment of certain accounts payable or trade liabilities totaling approximately $248,347.

         To the extent that the Company has issued Common Stock in payment of certain contracts to be performed after 1997, the Company has recorded these amounts as pre-paid expenses over the term of such contracts or agreements relating to the services to be performed for the Company.


         In May 1998, the Company authorized and issued 500 shares of 7% Series A Convertible Preferred Stock (the "Preferred Stock") to JNC at a stated value of $10,000 per share for a total of $5 million. In connection with this transaction, the Company issued warrants to purchase 75,000 shares of the Company's Common Stock to JNC at a exercise price of $9.625 per share over a term of five years, and the Company also issued warrants to purchase 150,000 shares of the Company's Common Stock to CDC Consulting, Inc. exercisable at a price of $9.625 per share for an identical term of five years from May 1998. As a result of this transaction, the Company received net proceeds of approximately $4,475,000. The Preferred Stock initially was convertible at any time into shares of Common Stock at the lower of (a) $8.885 per share (the "Initial Conversion Price"), or (b) 78%, (the "Discount Rate") multiplied by the average of the five lowest per share market prices of the Company's Common Stock during ten trading days immediately proceeding notice of conversion, which average as of May 17, 1999 was $3.95 per share. Because prior to the effective date of this Prospectus, the Company did not satisfy certain obligations to the holder of the Preferred Stock set forth in the Company's Amended and Restated Articles of Incorporation governing the Preferred Stock (the "Terms"), the Discount Rate was reduced from its initial rate to 58%.

         Pursuant to the Terms, the Preferred Stockholder is prohibited from converting the Preferred Stock (or receiving shares of Common Stock as payment of dividends thereunder) to the extent that such conversion would result in the Preferred Stockholder owning more than 4.999% of the outstanding Common Stock of the Company following such conversion. Such restriction is waivable by the Preferred Stockholder upon not less than 75 days notice to the Company.


         In the opinion of the Company's counsel the sales of the above securities were exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D promulgated under Section 3(a)(9) pursuant to Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering of securities. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         The following is a list of exhibits filed as part of this Registration Statement.

    Acquisition Agreements                                            Exhibit 1
a.  Higher Ground Records Acquisition*
          b.   Ampro International Golf Tour, Inc. Reverse Merger*
          c.   Maestro Holding Corporation Acquisition*
          d.   Gulf Coast Music L.L.C. and J. Jake, Inc.*
          e.   Master Recording Acquisition Agreements*

    Material Contracts                                                Exhibit 2

          a.   Sun Entertainment Agreement*
          b.   Monaco Agreement*
          c.   Atlantic Coast Digital Concepts, Inc. Agreement*
          d.   New Millennium Communications, Ltd. Agreement*
          e.   Black Tiger Records Agreement*
          f.   Nippon Columbia Agreement*
          g.   Multi-Media Industries Corporation Joint Venture Agreement*
          h.   Multi-Media Industries Corporation Production Agreement*
          i. JNC Opportunity Fund Ltd. Convertible Preferred Stock Purchase Agreement*
          j.   Lease Agreement with Al Alberts On Stage, Ltd.*
          k.   Executive Compensation Agreement with Wallace M. Giakas*
          l.   Executive Compensation Agreement with John S. Arnone*
          m.   Executive Compensation Agreement with Joseph Venneri*
          n.   Purchase and Sale Agreement with Northeast One Stop, Inc.*
          o.   Ronald J. Nicks Executive Compensation Agreement*
          p.   Gulf Coast Master Recording Purchase Agreement*
          q.   Gulf Coast Addendum to Master Recording Agreement*

          r.   NEOS Lease from L & P Feed*
          s.   NEOS Financing Agreement with Congress Financial Corporation*
          t.   NEOS Amendment to Financing Agreement dated July, 1995*
          u.   NEOS Amendment to Financing Agreement dated August 1997*
          v.   NEOS Amendment to Financing Agreement dated September 1998*
          w.   NEOS Guarantee*
          x.   NEOS Waiver of Line of Credit Covenant*

    Articles of Incorporation*                                        Exhibit 3
    By-Laws of Incorporation*



    Opinion Re: Legality                                              Exhibit 5


    Statement Regarding Earnings Per Share*                          Exhibit 11

    Computation of Loss Per Common Share*                            Exhibit 17

    Consents of Experts and Counsel**                                Exhibit 23

    Financial Data Schedule*                                         Exhibit 27


-----------------
* Filed as Exhibits to Form 10-SB, File Number 000-22549, dated September 23, 1998 and are herein incorporated by reference.
** Filed previously.

ITEM 28. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN MIDDLETOWN, NEW JERSEY, THIS 3RD DAY OF JUNE 1999.


                            By: /s/ JOHN S. ARNONE
                                --------------------------------------------
                                    John S. Arnone
                                    President, Chief Executive Officer, Director

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Each person in so signing also makes, constitutes and appoints John S. Arnone acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that its to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


NAME                              CAPACITY                      DATE
--------------------------------------------------------------------------------
/s/ WALLACE M. GIAKAS             Chairman of the Board,        June 3, 1999
---------------------------       Secretary
Wallace M. Giakas

/s/ JOSEPH VENNERI                Executive Vice President,     June 3, 1999
---------------------------       Director
Joseph Venneri

/s/ RICHARD BLUESTINE             Executive Vice-President,     June 3, 1999
---------------------------       Chief Financial Officer
Richard Bluestine

/s/ LOUIS J. DELSIGNORE           Director                      June 3, 1999
---------------------------
Louis J. DelSignore

/s/ RONALD J. NICKS               Director                      June 3, 1999
---------------------------
Ronald J. Nicks